Company Christopher Evans & Alan Goodman
                  TIDM
                  Headline Further re OGS
                  Released 07:30 11 Apr 2003
                  Number 9225J






Oxford Glycosciences PLC ("OGS")

Sir Christopher Evans and Alan Goodman confirm that they have now completed their detailed due diligence on OGS. Based on the results of such final detailed due diligence, Sir Christopher and Mr Goodman have concluded that an offer at a value in excess of that currently offered by the outstanding offer from Celltech Group PLC ("Celltech") is not a viable proposition. They are, therefore, today formally withdrawing their interest in OGS. However, they intend to maintain a watching brief on the situation and reserve the right to make an offer for OGS should Celltech's offer lapse.

Sir Christopher and Mr Goodman remain convinced of the benefits of consolidation in the UK biotech sector, particularly by way of public to private transactions, and they are currently actively pursuing a number of other attractive opportunities in the sector.

11 April 2003

END